Mail Stop 3561

July 9, 2009

Mr. Michael James Gobuty
Chief Financial Officer
73200 El Paseo, Suite 2H
Palm Desert, California 92260

> **Re:** **Planktos Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-28429**

Dear Mr. Gobuty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Ruairidh Campbell
(801) 582-9629